Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2016	2015
Earnings:
Income from continuing operations before income tax expense	$1,237	$1,053
Add:
Equity earnings of affiliates	(35)	(35)
Cash distributions received from affiliates	2	6
Fixed charges, excluding capitalized interest	319	315
Amortization of capitalized interest	7	6

Total earnings available for fixed charges	$1,530	$1,345

Fixed charges:
Interest on debt and finance lease charges	$300	$295
Capitalized interest	4	3
Interest element on rental expense	19	20

Total fixed charges	$323	$318

Ratio of earnings to fixed charges	4.7	4.2